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SEC FILE NUMBER
8-44230

"ED STATES
, EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING JANUARY 1, 2005 AND ENDING DECEMBER 31, 20045
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

RECEIVED FEB 2 3 2006 MAIL PROCESSING SECTION WASH. D.C. 203

NAME OF BROKER-DEALER: Jackson Hathaway Hopper
d/b/a Hopper Securities-Vermont

OFFICIAL USE ONLY

FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

226 Laurel Hill Drive
(No. and Street)

South Burlington VT 05403
(CITY) (state) (zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jackson Hopper (802)862-6861
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Karll, Harvey CPA, P.C.
(NAME- IF INDIVIDUAL STATE LAST, FIRST, MIDDLE NAME)

41 Middle Street Newburyport MA 01950-2755
(Address) (City) (State) (ZIP Code)

CHECK ONE:
XX Certified Public Accountant
Public Accountant
Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 1 3 2006
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims -for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

3/1/06

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid control number

OATH OR AFFIRMATION

I, Jackson Hopper

swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Jackson Hathaway Hopper, d/b/a Hopper Securities-Vermont, as of December 31, 2005 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principle officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Jackson Hathaway Hopper
Signature

Owner
Title

Deborah Cronin
Notary Public

DEBORAH CRONIN, Notary Public
My Commission Expires February 10, 2007

This report** contains (check all applicable boxes):

X (a) Facing page.
X (b) Statement of Financial Condition.
X (c) Statement of Income (Loss).
X (d) Statement of Changes in Financial Condition.
X (e) Statement of Changes in Stockholders' Equity, or Partners' or Sole Proprietor's Capital.
(f) Statement of Changes in Liabilities Subordinated to Claims, of Creditors.
X (g) Computation of Net Capital
X (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
X (I) Information Relating to the Possession or control Requirements under Rule 15c3-3.
(j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
X (K) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
X (l) An Oath or Affirmation
(m) A copy of the SIPC Supplemental Report.
X (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions, of this filing, see section 240.17d-5 (e) (3).*

Harvey E. Karll CPA, PC

41 Middle Street
Newburyport, Massachusetts 01950
(978) 465-9512 Fax (978) 462-9043

INDEPENDENT AUDITOR'S REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SECTION 17A-5

Hopper Securities-Vermont

I have examined the financial statements of Hopper Securities-Vermont for the year ended December 31, 2005 and have issued my report thereon dated January 31, 2006. As part of my examination, I made a study and evaluation of the Company's system of internal accounting control, which includes the procedures for safeguarding securities, to the extent I considered necessary to evaluate the system as required by generally accepted auditing standards. The purpose of my study and evaluation, which included obtaining an understanding of the accounting system, was to determine the nature, timing and extent of the auditing procedures necessary for expressing an opinion on the financial statements.

I also made a study of the practices and procedures followed by the Company in making periodic computations of aggregate indebtedness and net capital under rule 17a-3 (a) (11) and the procedures for determining compliance with the exemptive provisions of rule 15c-13 or (ii) in section 4(c) of regulation T of the board of governors of the Federal Reserve System, because the company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the company is responsible for establishing and maintaining a system of internal accounting control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the objectives of the SEC described in rule 17a-5(g). The objectives of a system of practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a05(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of the inherent limitation in any system of internal accounting control procedures or the practices and procedures referred to above, errors or irregularities may nevertheless occur and not be detected. Also, projection or any evaluation of them to future period is subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with them may deteriorate.

My study and evaluation made for the limited purposes described in the first paragraph would not necessarily disclose all material weaknesses in the system. Accordingly, I do not express an opinion on the system of internal accounting control of Hopper Securities-Vermont taken as a whole. However, my study and evaluation disclosed no condition that I believed to be a material weakness.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the commission to be adequate for its purposes in accordance with the SEC Act of 1934 and related regulations, and the practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequate for such purposes. Based on this understanding on my study, I believe that the Company's practices and procedures were adequate at December 31, 2005 to meet the attention that would indicate that conditions of the exemption for rule 15c-3-3 had not been complied with during the period.

This report is intended solely for the use of management and the SEC and should not be used for any other purpose.

Harvey Karll CPA P.C

Harvey E. Karll CPA, PC

January 31, 2006

HOPPER SECURITIES - VERMONT

AUDITED FINANCIAL STATEMENTS

DECEMBER 31, 2005

Contents

*****

***

*

Harvey E. Karll CPA, P.C.

41 Middle Street
Newburyport, Massachusetts 01950
(978) 465-9512 Fax (978) 462-9043

Hopper Securities - Vermont
So. Burlington, VT

INDEPENDENT AUDITOR'S REPORT

I have audited the accompanying Statement of Financial Condition of Hopper Securities of Vermont (a proprietorship) as of December 31, 2005 and the related statements of income, proprietor's capital, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the owner. My responsibility is to express an opinion on these financial statements based on our audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the owner, as well as evaluating the overall financial statement presentation. I believe that our audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Hopper Securities of Vermont as of December 31, 2005, and the results of its operations and its cash flows for the year then ended, in conformity with principles generally accepted in the United States of America.

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contaoned in Schedule 1, 2, 3, and 4 are presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Harvey Karll CPA, P.C.

Newburyport, MA.
January 10,2006

Jackson Hathaway Hopper
d/b/a Hopper Securities-Vermont
Statement of Financial Condition
December 31, 2005

Assets

Cash & Cash Equivalents	$ 15,644.64
Investments	276,152.40
Equipment and furniture, at cost, less accumulated Depreciation of $6349	0
	$291,797.04

Liabilities and Owners' Equity

Liabilities:	$ 0
Owners Equity:	$291,797.04
	$291,797.04

(See Accountant's Report & Accompanying Notes)

Jackson Hathaway Hopper d/b/a Hopper Securities-Vermont
Income Statement
Twelve Months Ended December 31, 2005

	Year To Date
Income	
Commission Income	$ 1,983.00
Mutual Fund Income	9,746.30
Advisory Fee Income	6,600.00
Miscellaneous Income	50.00
Total Income	18,379.30
General & Administrative Exp. (See Schedule A)	11,008.82
Other Income	
Interest Income	26.40
Dividend Income	2,450.76
Unrealized Gain(Loss)	(51,117.53)
Total Other Income	(48,640.37)
Other Expenses	
Total Other Expenses	0.00
Net Income (Loss)	($ 41,269.89)

See Accountant's Report and Accompanying Notes

Jackson Hathaway Hopper d/b/a Hopper Securities-Vermont
Income Statement
Twelve Months Ended December 31, 2005

		Year To Date
General & Administrative Exp. (Schedule A)		
Accounting & Audit	$	1,095.00
Clearing Cost		1,004.40
Dues & Subscriptions		343.75
Insurance-Health		4,278.93
Office Expenses		1,273.37
Regulatory Expense		1,313.00
Telephone		1,700.37
Total G & A Expense	$	11,008.82

See Accountant's Report and Accompanying Notes

HOPPER SECURITIES - VERMONT
STATEMENT OF PROPRIETOR'S CAPITAL
DECEMBER 31, 2005

PROPRIETOR'S CAPITAL - DECEMBER 31, 2004	$ 88,987.00
PRIOR PERIOD ADJUSTMENT	244,079.93
RESTATED PROPRIETOR'S CAPITAL-DECEMBER 31, 2004	333,066.93
NET INCOME (LOSS)	(41,269.89)
OWNER'S WITHDRAWALS	0
PROPRIETOR'S CAPITAL - DECEMBER 31, 2005	$291,797.04

(See Accountant's Report & Accompanying Notes)

Jackson Hathaway Hopper d/b/a Hopper Securities-Vermont
Statement of Cash Flows
Twelve Months Ended December 31, 2005

		Year To Date
Cash Provided from Operations		
Net Income (Loss)	($ 41,269.89)	
Adjustments		
Add:		
Less:		
Accounts Payable	(500.00)	
Cash from Operations		(41,769.89)
Cash Flows - Invested		
Investments	41,817.53	
Investing Cash Flows		41,817.53
Cash Flows - Financing		
Financing Cash Flows		0.00
Cash Increase (Decrease)		47.64
Cash - Beginning of Year		
Cash-Checking	15,597.00	
Total Beginning of Year		15,597.00
Cash on Statement Date		$ 15,644.64

See Accountant's Report and Accompanying Notes

A. Nature of Business

Hopper Securities - Vermont, a proprietorship is engaged in the securities broker business. The business operation receives and purchases securities per customer's request and operates primarily in the Chittenden County area of Vermont.

B. Basis of Accounting

The company uses the accrual method of accounting for financial and tax accounting purposes.

C. Concentration of Credit Risk

The Company maintains its cash in bank deposit accounts which, at times, may exceed federally insured limits. Accounts are guaranteed by the Federal Deposit Insurance Corporation (FDIC) up to $100,000. At December 31, 2005 the company had nothing in excess of FDIC insured limits. The company has not experienced any losses in such accounts.

D. Cash and Cash Equivalents

For the purposes of reporting cash flows, the company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents. The company places its temporary cash investments with high credit quality financial institutions. At times such investments may be in excess of the Federal Insurance Deposit Corporation (FDIC) insurance limit.

E. Segregated Cash

A special account for specific customer funds received on the sale and purchase of security investments for the customer.

F. Depreciation

Property and equipment are stated at cost. Depreciation is recorded on the straight-line basis over the estimated useful life of the related assets. Routine repairs and maintenance are expensed as incurred. The estimated useful lives of the Company's assets are as follows:

Furniture & Equipment	5 and 7 years

HOPPER SECURITIES - VERMONT
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2005

G. Investments

The owner classifies its marketable equity securities as investment. Realized gains and losses are included in earnings based on the period the specific identifiable stock is sold. The owner must maintain a minimum capital in the form of cash and marketable securities. The investments are reflected at fair market value on the balance sheet.

The investments are as follows:

	Shares	Cost	Fair Value 12-31-05	Fair Value 12-31-04	Unrealized Gain (Loss)
International Business Machines Inc.	3,142	$62,566	$258,272	$309,738	($51,466)
NASDAQ Stocks	300	9,300	10,554	-0-	1,254
NASDAQ Common Stock	300	3,900	-0-	-0-	-0-
Oracle Corporation	600	4,125	7,326	8,232	(906)
TOTAL		$79,891	$276,152	$317,970	($51,118)

H. Fair Value of Financial Statements

Financial Accounting Standards Board Statement No. 107 (SFAS No. 107), requires disclosure of the fair values of most on-and off-balance sheet financial instruments for which it is oractiable to estimate that value. The scope of SFAS No. 17 excludes certain financial instruments, such as trade receivables and payables when the carrying value approximates the fair value, employee benefit obligations and all non-finanical instruments, such as fixed assets. The fair value of the company's assets and liabilities which qualify as financial instruments under SFAS No. 107 approximate the carrying amounts presented in the Statement of Financial Condition.

I. Net Capital

As a broker/dealer, the company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the company to maintain a specified amount of net capital, as defined, and a ratio of aggregate indebtedness to net capital, as derived, not exceeding 15 to 1. The company's net capital computed under 15c3-1 was $217,798 at December 31, 2005, which exceeded required net capital of $ 100,000 by $117,798. The ratio of aggregate indebtedness to net capital at December 31, 2005 was 0 to 1.0.

J. Income Taxes

Income from the proprietorship is combined with the income and expenses of the proprietor from other sources and reported in the proprietor's individual federal and state income tax returns. The proprietorship is not a tax paying entity for purposes of federal and state income taxes, and thus no income taxes have been recorded in the statements.

K. Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires the owner to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

L. Prior Period Adjustments

Generally Accepted Accounting Principles require that investments be recorded at fair market value. Accordingly prior year proprietors capital and investments were restate by $244079.93 to bring the investments to their fair market value at 12-31-04.

HOPPER SECURITIES - VERMONT
RECONCILIATION OF AUDITED VS UNAUDITED NET CAPITAL
DECEMBER 31, 2005

Net Capital-per Focus Report	$ 217,299
Year end adjustments	499
Audited Net Capital	$ 217,798

(See Accountant's Report & Accompanying Notes)

HOPPER SECURITIES - VERMONT
NET CAPITAL COMPUTATION
DECEMBER 31, 2005

Total Owner's Equity from Financial Statement		$291,797
Less Haircuts		
Stocks & Warrants	41,423.00	
Undue Concentration	32,576.00	(73,999)
Net Capital		217,798
Minimum Capital Required		100,000
Excess Net Capital		117,798
Less.: 10% of Aggregate Indebtedness of $0		0
Excess Net Capital		$117,798

(See Accountant's Report & Accompanying Notes)

HOPPER SECURITIES - VERMONT
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
UNDER RULE 15c3-3 of the Securities and Exchange Commission
DECEMBER 31, 2005

Exemption Provisions From Rule 15c3-3
28.B.(K)(2)(i) - "Special Account for the Exclusive Benefit of Customers" maintained

(See Accountant's Report & Accompanying Notes)